SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 8, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on May 8, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: May 8, 2013

PRESS RELEASE

8 May 2013

ING records 1Q13 underlying net profit of EUR 800 million

•	Group 1Q13 underlying net profit rose to EUR 800 million from EUR 579 million in 1Q12 and EUR 483 million in 4Q12

•	Net profit increased to EUR 1,804 million, or EUR 0.47 per share, after special items and net gains on divestments

•	Bank underlying result before tax rose to EUR 1,169 million from EUR 1,151 million in 1Q12, EUR 283 million in 4Q12

•	1Q13 underlying result before tax reflects improvement in net interest margin and impact of cost-saving initiatives

•	Net interest margin up to 1.38% on loan book repricing, lower average balance sheet and higher Financial Markets interest result

•	Operating expenses were down 8.8% from 4Q12 and stable year-on-year; cost/income ratio improved to 55.2%

•	Risk costs remained elevated at EUR 561 million, or 81 bps of average RWA, but improved from 85 bps in 4Q12

•	Insurance EurAsia 1Q13 operating result EUR 79 million, versus EUR 129 million in 1Q12 and EUR 161 million in 4Q12

•	Operating results continued to be affected by lower reinvestment yields and a decline in Non-life results in the Netherlands

•	Investment spread declined to 94 bps from 99 bps in 4Q12, mainly reflecting the low yield environment

•	Underlying result before tax improved versus both 1Q12 and 4Q12 to EUR 85 million due to lower impact of market-related items

•	Sales were on par with 1Q12 but jumped 18.8% from 4Q12 driven by seasonally higher corporate pension renewals in NL

•	Insurance ING U.S. 1Q13 operating result EUR 87 million, versus EUR 119 million in 1Q12 and EUR 137 million in 4Q12

•	Solid quarter for ongoing Insurance/IM businesses with strong net inflows, higher AuM fees, and a resilient investment margin

•	Funding costs increased as more long-term debt was issued replacing shorter-term and internal debt in preparation for the IPO

•	Sales grew 15.1% from 1Q12 driven by the Retirement business and rose 15.7% from 4Q12 on seasonality in Employee Benefits

•	Underlying result before tax was EUR -192 million reflecting losses on Closed Block VA equity hedges in place to protect capital

•	ING maintained strong capital ratios; shareholders’ equity rose by EUR 2.7 billion to EUR 54.4 billion

•	Bank core Tier 1 ratio strengthened from 11.9% to 12.3% on 1Q13; or 10.9% on a fully-loaded Basel III basis

•	Insurance EurAsia IGD Solvency I ratio rose to 292% after divestments; US capitalisation targets estimated to be met at 31 March

•	Successful NYSE listing of ING U.S. on 2 May 2013 raised EUR 0.5 billion of proceeds for the Group; reduced Group stake to 75%

CHAIRMAN’S STATEMENT

“ING has demonstrated steady progress so far this year on the Group’s restructuring, culminating with the successful IPO of our US insurance business, which was completed last week. The transaction satisfied our agreement with the European Commission to sell 25% of the US business before the year-end deadline, while raising EUR 0.5 billion of proceeds for the Group,” said Jan Hommen, CEO of ING Group. “With that milestone completed, we are now accelerating preparations for the base case of an IPO of our European insurance company, with the aim of being ready to go to the market in 2014.”

“At the same time, the Bank has continued to show strong capital generation, with a Basel III core Tier 1 ratio of 10.9%, well above our 10% target, allowing us to plan another EUR 1.5 billion upstream to the Group in the second quarter. This, combined with the US IPO proceeds, is expected to reduce the double leverage in the holding company from EUR 7 billion to EUR 5 billion, taking us a step closer to completing the financial and governance separation of the banking and insurance businesses.”

“ING Bank is also making good progress on its strategic priorities. After taking major strides last year to optimise the balance sheet and de-risk the investment portfolio, we are now comfortably meeting our capital, funding and liquidity targets, giving us room to selectively grow our loan book. Net loan growth was a moderate EUR 2.5 billion in the quarter, following a contraction in the second half of 2012, while net funds entrusted grew by an impressive EUR 16.5 billion.”

“Earnings at the Bank rebounded from the fourth quarter, supported by a recovery in the net interest margin to 138 bps as the loan book reprices and lending margins improved. Expenses remained under control as we continued to implement our cost-saving initiatives, bringing the cost/income ratio down to 55.2% versus our target of 50-53% for 2015. Risk costs remained elevated amid the weak economic climate in Europe, but improved compared with the fourth quarter to 81 bps of average risk-weighted assets. The return on IFRS-EU equity for the Bank also improved to 9.0% in the first quarter, approaching our target range of 10-13% for 2015.”

“Total underlying net profit for the Group was EUR 800 million in the first quarter, up 38.2% from one year ago and 65.6% from the fourth quarter of 2012. Results from Insurance EurAsia remained under pressure amid the low yield environment. The ongoing businesses of ING U.S. posted solid operating results, driven by strong net inflows and growth in assets under management, while underlying results were dampened by hedge losses in the Closed Block VA as equity markets rose.”

“As we look to the months ahead, we will continue to focus on driving our operating performance as we prepare the companies for standalone futures, while keeping our customers at the heart of everything we do.”

ING GROUP CONSOLIDATED RESULTS

ING Group key figures

	1Q2013	1Q2012[1]	Change	4Q2012[1]	Change
Profit and loss data (in EUR million)
Underlying result before tax	1,167	936	24.7%	575	103.0%
of which Bank	1,169	1,151	1.6%	283	313.1%
of which Insurance EurAsia	85	-43		-32
of which Insurance ING U.S.	-192	-199		304	-163.2%
of which Insurance Other	104	27	285.2%	20	420.0%
Underlying net result	800	579	38.2%	483	65.6%
Divestments, discontinued operations and special items[2]	1,004	149		997

Net result	1,804	728	147.8%	1,481	21.8%

Net result per share (in EUR)[3]	0.47	0.19	147.4%	0.39	20.5%

Capital ratios (end of period)
Shareholders’ equity (in EUR billion)	54	46	18.7%	52	5.1%
ING Group debt/equity ratio	10.8%	13.8%		11.3%
Bank core Tier 1 ratio	12.3%	10.9%		11.9%
Insurance EurAsia IGD Solvency I ratio	292%	231%		272%

Other data (end of period)
Underlying return on equity based on IFRS-EU equity[4]	6.0%	5.0%		3.8%
Employees (FTEs, end of period, adjusted for divestments)	83,032	87,148	-4.7%	84,064	-1.2%

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013.
[2]	The results of Insurance/IM Asia have been transferred to “net result from discontinued operations”.
[3]	Result per share differs from IFRS earnings per share in respect of attributions to the core Tier 1 securities.
[4]	Annualised underlying net result divided by average IFRS-EU equity.

ING Group posted strong results in the first quarter, despite a challenging operating environment and weak macroeconomic climate. Bank earnings rebounded from the fourth quarter, supported by improvement in the interest margin and lower expenses. Results from Insurance EurAsia were impacted by the low yield environment. Insurance ING U.S. posted solid operating results from the ongoing businesses, driven by strong net inflows and growth in assets under management, while underlying results reflected hedge losses on the closed block variable annuities as equity markets rose.

The underlying net result for the Group totalled EUR 800 million, up 38.2% from the first quarter of 2012 and 65.6% higher than in the previous quarter. Commercial performance was robust, with funds entrusted at the Bank growing by EUR 16.5 billion in the quarter, and Insurance sales (excluding currency effects) rising by double digits in both EurAsia and in the US.

Despite the challenging macroeconomic backdrop, ING Bank’s results recovered from the fourth quarter as the interest margin improved and previously announced cost-containment programmes yielded savings. The first-quarter underlying result before tax was EUR 1,169 million, including EUR 48 million of positive credit valuation and debt valuation (CVA/DVA) adjustments. Results were up 1.6% year-on-year and increased fourfold from the fourth quarter, which included EUR 181 million of negative CVA/DVA adjustments and a EUR 175 million annual charge for the Dutch bank tax. The underlying net interest margin rose to 1.38%, up four basis points from the fourth quarter, supported by higher lending margins. Expenses were stable compared with a year ago, but they declined 8.8% from the previous quarter, which included the Dutch bank tax and higher year-end marketing costs. The Bank’s cost/income ratio improved to 55.2%. Risk costs remained elevated due to the weak macroeconomic environment, but were slightly lower than in the fourth quarter.

ING Bank further strengthened its funding profile during the quarter. Net funds entrusted grew by EUR 16.5 billion, primarily fuelled by Retail Belgium, Retail Germany and Commercial Banking, reflecting ongoing efforts to optimise the balance sheet and bringing the loan-to-deposit ratio in line with ING Bank’s target of 1.10. With CRD IV capital and LCR targets met, the Bank was able to focus on selective loan book growth, particularly in Structured Finance and Retail Belgium. Total net lending increased modestly by EUR 2.5 billion.

2	ING GROUP PRESS RELEASE 1Q2013

Results at Insurance EurAsia continued to be affected by lower reinvestment yields, as well as lower Non-life results in the Netherlands due in part to the economic downturn. The first-quarter operating result of Insurance EurAsia was EUR 79 million, including a EUR 31 million non-recurring charge on a reinsurance contract. Excluding this impact, the operating result was 14.7% lower year-on-year, and 31.7% lower than in the fourth quarter, which was supported by a release from the provision for profit sharing in the Netherlands. The underlying result before tax for Insurance EurAsia improved versus both comparable quarters due to the lower impact of market-related items.

New sales (APE) at Insurance EurAsia were on par with the first quarter of 2012. APE in the Benelux declined 8.7% due to lower single-premium product sales in Belgium, reflecting the lower interest rate environment; this was partially offset by higher corporate pension renewals in the Netherlands. Sales in Central and Rest of Europe grew 11.3%, as pension sales jumped 78.6% following regulatory changes in Turkey. Life sales in Central and Rest of Europe were lower due to exceptionally high sales in several countries in the year-ago quarter. On a sequential basis, total sales at Insurance EurAsia grew 18.8% at constant currencies, driven primarily by seasonally higher corporate pension renewals in the Netherlands.

The ongoing Insurance and Investment Management businesses of Insurance ING U.S. posted a solid quarter with strong net flows, higher fees on assets under management consistent with the increase in equity markets, and a resilient investment margin. Nevertheless, the operating result declined to EUR 87 million, down 26.9% from a year ago and 36.5% lower than in the previous quarter (or down 27.5% and 35.6% respectively, excluding currency effects). The decline on both comparable quarters was mainly attributable to higher funding costs as the company issued more long-term debt ahead of the Insurance ING U.S. initial public offering, which was launched on 2 May 2013. The first-quarter underlying result before tax of Insurance ING U.S. was EUR -192 million, reflecting losses on the US Closed Block VA equity hedges as equity markets appreciated 10% during the quarter. The US Closed Block VA hedge programme is focused on protecting regulatory and rating agency capital rather than mitigating IFRS earnings volatility.

New sales (APE), excluding currency effects, at Insurance U.S. grew 15.1% year-on-year, driven by strong Retirement sales, and increased 15.7% sequentially on higher Employee Benefits sales. Generally, over half of the Employee Benefits sales in the year are recorded in the first quarter. Individual Life sales were down from both comparable periods, which is consistent with ongoing management actions to focus on less capital-intensive products.

ING Group’s first-quarter net profit was EUR 1,804 million compared with EUR 728 million a year ago and EUR 1,481 million in the fourth quarter of 2012. The first-quarter net profit included EUR 940 million of net gains on divestments, primarily attributable to the sale of the life insurance businesses in Hong Kong, Macau and Thailand, a EUR 155 million net result from discontinued operations, and a EUR -38 million net result from divested units. Special items after tax were EUR -53 million and were primarily related to restructuring programmes, IT investments in Insurance Benelux and IPO preparation expenses. ING Group’s net profit per share was EUR 0.47 based on an average number of shares of 3,804 million over the first quarter. The Group’s underlying net return on IFRS-EU equity was 6.0% for the first three months of 2013.

Amendments to IAS 19 ‘Employee Benefits’

The revised IAS 19 for ‘Employee Benefits’ came into effect on 1 January 2013. The most significant change relates to the accounting for defined benefit pension obligations and the corresponding plan assets, requiring unrealised actuarial gains and losses to be reflected immediately in equity. This had a EUR -2.6 billion (after tax) impact on ING Group’s shareholders’ equity as at 1 January 2013 and will create volatility in equity going forward.

On 31 December of every year, the discount rate to value the pension plan’s liabilities and the expected return on the plan’s assets is determined, which sets the base to calculate pension costs for the following year. Historically, the return on the plan’s assets was based on management’s best estimate. Under the revised IAS 19, a high-quality corporate bond rate is now used to set the assumed return on pension assets (in line with the discount rate for pension obligations). IAS 19 has been implemented retrospectively; as a result, 2012 operating expenses for ING Bank decreased by EUR 169 million, while 2012 administrative expenses decreased by EUR 74 million for Insurance EurAsia and by EUR 2 million for Insurance ING U.S.

On 31 December 2012, the high-quality corporate bond rate was significantly lower than a year ago, leading to higher pension costs for 2013. In the first quarter of 2013, pension costs were approximately EUR 59 million higher for ING Bank than a year earlier. For Insurance EurAsia pension costs were EUR 21 million higher, and for ING U.S. they were up by EUR 4 million.

ING GROUP PRESS RELEASE 1Q2013	3

BANKING

Banking key figures

In EUR million	1Q2013	1Q2012[1]	Change	4Q2012[1]	Change
Profit & loss
Interest result	2,916	2,969	-1.8%	2,867	1.7%
Commission income	554	553	0.2%	510	8.6%
Investment income	124	121	2.5%	18	588.9%
Other income	270	74	264.9%	-185

Total underlying income	3,863	3,718	3.9%	3,211	20.3%

Staff and other expenses	2,095	2,058	1.8%	2,304	-9.1%
Intangibles amortisation and impairments	39	69	-43.5%	35	11.4%

Operating expenses	2,133	2,128	0.2%	2,340	-8.8%

Gross result	1,730	1,590	8.8%	871	98.6%

Addition to loan loss provision	561	439	27.8%	589	-4.8%

Underlying result before tax	1,169	1,151	1.6%	283	313.1%

of which Retail Banking	607	623	-2.6%	373	62.7%
of which Commercial Banking	589	628	-6.2%	135	336.3%
of which Corporate Line	-27	-100		-226

Key figures
Underlying interest margin	1.38%	1.33%		1.34%
Underlying cost/income ratio	55.2%	57.2%		72.9%
Underlying risk costs in bp of average RWA	81	60		85
Risk-weighted assets (end of period, in EUR billion, adjusted for divestm.)	278	292	-4.7%	276	0.9%
Return on equity based on IFRS-EU equity[2]	9.0%	8.9%		1.4%
Return on equity based on 10.0% core Tier 1[3]	12.1%	10.9%		2.1%

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013.
[2]	Annualised underlying net result divided by average IFRS-EU equity
[3]	Annualised underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio

The Bank’s first-quarter results improved strongly from the previous quarter, despite a challenging macroeconomic environment, as the interest margin improved and cost- containment initiatives gained traction. The Bank posted an underlying result before tax of EUR 1,169 million, including EUR 48 million of positive CVA/DVA adjustments. Results rose 1.6% year-on-year and increased fourfold from the previous quarter, which included EUR 181 million of negative CVA/DVA adjustments and a EUR 175 million annual charge for the Dutch bank tax.

The Bank continued to attract strong deposit inflows, with a net increase of funds entrusted of EUR 16.5 billion, while lending growth gained pace, increasing by EUR 2.5 billion in the quarter. The net interest margin rose four basis points to 1.38% sequentially, supported by higher lending margins. Expenses were stable compared with a year ago, reflecting the impact of the announced cost-containment initiatives, which offset higher pension costs, annual salary increases and higher regulatory expenses. Risk costs remained elevated amid the weak macroeconomic environment, but were slightly down on the previous quarter.

Total underlying income increased 3.9% year-on-year to EUR 3,863 million, reflecting a positive swing in CVA/DVA adjustments (recorded in Commercial Banking and the Corporate Line), which improved to a positive EUR 48 million in the first quarter of 2013 compared with a EUR 319 million negative impact a year ago and a EUR 181 million negative impact in the fourth quarter. Excluding CVA/DVA adjustments, income declined 5.5% year-on-year, mainly due to lower interest results following the sale of high-

yielding bonds, a lengthening of the funding profile, lower net trading income and the impact of hedge ineffectiveness. Compared with the fourth quarter of 2012, underlying income increased 12.5%, excluding CVA/DVA impacts, driven by higher interest results and commission income, higher realised gains on bonds and equities, as well as seasonally higher results in Financial Markets.

The underlying interest margin improved by four basis points to 1.38% from 1.34% in the fourth quarter of 2012, supported by a higher interest result and a lower average balance sheet in the first quarter. The underlying interest result rose 1.7% from the fourth quarter, supported by repricing of the loan book, moderate volume growth and a higher interest result in Financial Markets. The interest result on funds entrusted declined further, reflecting lower returns from the investment portfolio amid the low interest rate environment; however, margins on savings are starting to stabilise following the lowering of client savings rates during the first quarter of 2013. The interest result declined 1.8% compared with the first quarter of 2012, primarily due to higher liquidity

4	ING GROUP PRESS RELEASE 1Q2013

costs as the Bank lengthened its funding profile, as well as lower returns on the bond portfolio due to derisking measures last year.

ING Bank attracted EUR 16.5 billion of net funds entrusted during the first quarter, supporting moderate lending growth, while efforts are ongoing to optimise the balance sheet and the funding profile of the Bank. The increase in funds entrusted was primarily driven by Retail Belgium and Retail Germany, while deposits in Commercial Banking rose by EUR 5.8 billion. With CRD IV capital and LCR targets comfortably met, the Bank selectively grew its loan book in the first quarter, particularly in Structured Finance and Retail Belgium. Total net lending growth was modest at EUR 2.5 billion, of which EUR 0.7 billion was in mortgages and EUR 1.9 billion in other lending.

Operating expenses were stable compared with a year ago as cost-savings programmes and lower impairments on real estate development projects offset the impact of significantly higher pension costs, annual salary increases and higher regulatory expenses. Underlying operating expenses were EUR 2,133 million, or 0.2% higher than in the first quarter of 2012. Excluding EUR 59 million of higher pension costs, which were largely caused by a decrease in the discount rate, operating expenses declined by 2.5%. Compared with the previous quarter, which included EUR 175 million for the Dutch bank tax and higher year-end marketing spending, operating expenses dropped by EUR 206 million (or -8.8%), despite an increase in pension costs of EUR 51 million. The underlying cost/income ratio improved to 55.2% from 57.2% a year ago and 72.9% in the previous quarter.

Underlying risk costs remained elevated in the first quarter amid the weak economic environment, but they declined slightly from the fourth quarter. ING Bank added EUR 561 million to the provision for loan losses, down from EUR 589 million in the previous quarter but up from EUR 439 million in the first quarter of 2012. The improvement compared with the fourth quarter reflects lower additions in the Structured Finance and General Lending portfolios of Commercial Banking. Risk costs at Real Estate Finance were relatively stable. Risk costs for Dutch mortgages climbed to EUR 82 million from EUR 33 million in the previous quarter, reflecting recent declines in house prices, rising unemployment levels, and a lower cure rate. Non-performing loans (NPLs) increased marginally to 1.5% of credit outstandings. Given the continuing weakness in the housing market and the broader Dutch economy, loan loss provisions on the mortgage portfolio are expected to remain at around this level for the coming quarters. Risk costs at Retail Belgium and Retail Germany were slightly lower, while Retail Rest of World reported an increase from the fourth quarter, which included a net release in Australia. Total NPLs at ING Bank increased by EUR 0.3 billion in the first quarter to EUR 15.2 billion. Total first-quarter risk costs at ING Bank amounted to 81 basis points of average risk-weighted assets, down from 85 basis points in the fourth quarter but up from 60 basis points in the first quarter of 2012. For the coming quarters, ING expects risk costs to remain elevated at around these levels amid the weak economic climate.

The underlying result before tax of Retail Banking recovered strongly to EUR 607 million from EUR 373 million in the previous quarter as derisking losses were not repeated and margins on savings started to stabilise. The underlying result before tax was 2.6% lower year-on-year, mainly due to higher risk costs in the Netherlands. Retail Banking attracted EUR 10.6 billion in funds entrusted in the first quarter, supporting moderate net lending growth of EUR 2.3 billion while continuing to optimise the balance sheet and funding profile of the Bank.

Commercial Banking showed a solid performance in the first quarter, as positive CVA/DVA impacts helped offset the impact of higher funding costs reported under Bank Treasury. The underlying result before tax was EUR 589 million, 6.2% lower than in the strong first quarter of 2012, but up sharply from EUR 135 million in the previous quarter, as income from Financial Markets rebounded and loan loss provisions declined.

The underlying result before tax of Corporate Line Banking improved to EUR -27 million compared with EUR -100 million in the first quarter of 2012 and EUR -226 million in the fourth quarter, which included the EUR 175 million annual charge for the Dutch bank tax. The improvement year-on-year was primarily due to a lower negative DVA impact on own-issued debt.

ING Bank’s quarterly net result was EUR 744 million, including the impact of divestments and special items. The sale of ING Direct UK closed on 6 March 2013, resulting in an additional net transaction loss of EUR 6 million. This brings the total after-tax loss for this transaction to EUR 265 million, of which EUR -260 million was already taken in 2012. The net result from divested units of EUR -37 million relates entirely to the divested ING Direct UK activities prior to closing. Special items after tax amounted to EUR -23 million and were mainly related to the previously announced restructuring programmes in Retail Netherlands.

The underlying return on IFRS-EU equity improved slightly to 9.0% from 8.9% in the first quarter of 2012, as higher earnings in the current quarter were only partly offset by an increased equity base. The Ambition 2015 target for return on IFRS-EU equity is 10-13%. The underlying return on equity based on a 10% core Tier 1 ratio was 12.1% compared with 10.9% in the first quarter of 2012.

ING GROUP PRESS RELEASE 1Q2013	5

INSURANCE EURASIA

Insurance EurAsia key figures

In EUR million	1Q2013	1Q2012[1]	Change	4Q2012[1]	Change
Margin analysis (in EUR million)
Investment margin	127	155	-18.1%	182	-30.2%
Fees and premium-based revenues	379	388	-2.3%	354	7.1%
Technical margin	86	81	6.2%	82	4.9%
Income non-modelled life business	5	4	25.0%	6	-16.7%

Life Insurance & Investment Management operating income	596	628	-5.1%	624	-4.5%

Administrative expenses	295	305	-3.3%	284	3.9%
DAC amortisation and trail commissions	102	113	-9.7%	102

Life Insurance & Investment Management operating expenses	397	418	-5.0%	386	2.8%

Life Insurance & Investment Management operating result	199	210	-5.2%	238	-16.4%

Non-life operating result	-3	13	-123.1%	45	-106.7%
Corporate line operating result	-117	-95		-121

Operating result	79	129	-38.8%	161	-50.9%

Non-operating items	6	-172		-194

Underlying result before tax	85	-43		-32

Key figures
Administrative expenses / operating income (Life Insurance & Investment Management)	49.5%	48.6%		45.5%
Life insurance new sales (APE)	234	233	0.4%	198	18.2%
Life general account invested assets (end of period, in EUR billion)	68	67	1.5%	67	1.5%
Investment margin / life general account invested assets (in bps)[2]	94	115		99
Investment Management Assets under Management (end of period, in EUR billion)	184	173	6.4%	185	-0.5%
Underlying return on equity based on IFRS-EU equity[3]	1.4%	-0.5%		0.2%

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013.
[2]	Four-quarter rolling average
[3]	Annualised underlying net result divided by average IFRS-EU equity

The underlying result before tax from Insurance EurAsia rose from both the first quarter of 2012 and the previous quarter due to the lower impact of market-related items. However, the operating results from Insurance EurAsia continued to be affected by the low yield environment, which impacted the investment margin, and by the economic downturn in the Netherlands, which drove Non-life results lower.

Insurance EurAsia posted an operating result of EUR 79 million, including a non-recurring charge of EUR 31 million on a reinsurance contract recorded within the Corporate Line. Excluding this one-off, the operating result decreased 14.7% from a year ago and 31.7% from the fourth quarter of 2012, when earnings benefited from a release from the provision for profit sharing in the Netherlands. Sales were flat compared with a year ago, but they increased 18.8% (on a constant currency basis) from the fourth quarter, fuelled by seasonally higher corporate pension renewals in the Netherlands.

The operating result from Life Insurance and Investment

Management was EUR 199 million, down 5.2% year-on-year and 16.4% sequentially, mainly due to a lower investment margin.

The investment margin decreased 18.1% from a year ago to EUR 127 million, reflecting the impact of lower yields on new investments, lower income from real estate and lower dividends on equities, all in the Benelux. On a sequential basis, the investment margin declined 30.2%, largely due to a EUR 51 million release from the provision for profit sharing in the Netherlands in the fourth quarter. The four-quarter rolling average investment spread deteriorated to 94 basis points from 99 basis points in the fourth quarter of 2012, mainly reflecting the impact of a lower portfolio yield. Excluding the release of a provision for profit sharing in the Netherlands in the fourth quarter, the investment margin, based on a four-quarter rolling average, declined to 87 basis points from 92 basis points.

Fees and premium-based revenues totalled EUR 379 million, down 2.1% excluding currency effects compared with the first quarter of 2012, when income benefited from higher pension fees in

6	ING GROUP PRESS RELEASE 1Q2013

Poland and higher surrender charges in Greece. Lower gross premium income in the Benelux also contributed to the decline. Fees and premium-based revenues increased at Investment Management, consistent with the growth in assets under management due to financial market appreciation. Compared with the previous quarter, fees and premium-based revenues rose 7.4%, excluding currency effects, as annual premiums on corporate pensions in the Netherlands are typically received in the first quarter of the year.

The technical margin rose to EUR 86 million, up 6.2% (excluding currency effects) from the first quarter of 2012, which included an addition to group life guarantee provisions in the Benelux. This increase was partly offset by lower surrender results in Greece and Hungary. Compared with the fourth quarter, the technical margin rose 4.9%, mainly reflecting a non-recurring addition to unit-linked guarantee provisions in the Benelux in the prior quarter.

Life Insurance and Investment Management administrative expenses declined 3.3%, excluding currency effects, compared with the first quarter of 2012. Continued cost control, lower Solvency II project expenses and the Hungarian financial institutions tax of EUR 14 million in the year-ago quarter contributed to the decline. These lower costs were partially offset by higher pension costs, which were largely caused by a decrease in the discount rate. Compared with the fourth quarter of 2012, administrative expenses rose 4.6% (excluding currency effects) due to higher pension costs in the Benelux, as well as EUR 8 million of provision releases in Central and Rest of Europe in the fourth quarter of 2012. That offset a reduction of expenses in Investment Management due to restructuring and an additional payroll tax in the Netherlands in the fourth quarter of last year.

The Non-life operating result was EUR -3 million compared with EUR 13 million one year ago. The decrease was mainly the result of higher pension costs, lower investment income and lower Property & Casualty results in the Netherlands. Compared with the fourth quarter of 2012, the Non-life operating result was EUR 48 million lower, mainly due to unfavourable claims experience in Individual Disability in the current quarter, and positive non-recurring items in Property & Casualty in the previous quarter.

The Corporate Line operating result was EUR -117 million versus EUR -95 million in the first quarter of 2012, mainly due to a non-recurring loss on a reinsurance contract of EUR

31 million in the current quarter. On a sequential basis, the Corporate Line operating result improved by EUR 4 million as the one-off charge on a reinsurance contract was more than offset by lower Solvency II central project expenses and lower interest expenses on hybrids and debt.

The underlying result before tax of Insurance EurAsia increased to EUR 85 million from EUR -43 million a year ago. This was mainly due to lower market-related items, as equity hedges were not rolled over following a reduction of the equity portfolio.

Gains/losses and impairments on investments were EUR 50 million and mainly consisted of realised gains on sales of public equities and debt securities, which were partly offset by EUR 43 million of public equity impairments, both in the Benelux.

Revaluations totalled EUR -10 million and were primarily related to negative revaluations of real estate and positive revaluations of private equity, both in the Benelux.

Market and other impacts were EUR -34 million and were mainly driven by a movement in the provision for guarantees on separate account pension contracts in the Benelux (net of hedging).

The first-quarter net result for Insurance and Investment Management EurAsia was EUR 1,142 million, including EUR 945 million of net gains on divestments following the sale of the life insurance businesses in Hong Kong, Macau and Thailand, as well as a EUR 155 million net result from discontinued operations in Insurance/IM Asia. Special items after tax were EUR -21 million and primarily related to additional IT investments for the accelerated transformation programme in the Benelux.

Total new sales (APE) on a constant currency basis were unchanged year-on-year, as a 8.7% drop in sales in the Benelux was compensated by the 11.3% growth in sales in Central and Rest of Europe. The decline in the Benelux was due to lower sales of single-premium products in Belgium reflecting the low interest rate environment. This was partially offset by higher corporate pension renewals in the Netherlands. Within Central and Rest of Europe, pension sales jumped 78.6%, driven by regulatory changes in Turkey, whereas life sales were lower due to exceptionally high sales in Hungary, Poland, Greece and Spain a year ago. Compared with the fourth quarter of 2012, sales rose 18.8% on a constant currency basis, primarily fuelled by the seasonally higher corporate pension renewals in the Netherlands.

ING GROUP PRESS RELEASE 1Q2013	7

INSURANCE ING U.S.

Insurance ING U.S. key figures

In EUR million	1Q2013	1Q2012[1]	Change	4Q2012[1]	Change
Margin analysis (in EUR million)
Investment margin	264	269	-1.9%	266	-0.8%
Fees and premium-based revenues	410	408	0.5%	432	-5.1%
Technical margin	3	1	200.0%	35	-91.4%

Life Insurance & Investment Management operating income	677	678	-0.1%	733	-7.6%

Administrative expenses	332	320	3.8%	333	-0.3%
DAC amortisation and trail commissions	215	211	1.9%	220	-2.3%

Life Insurance & Investment Management operating expenses	547	531	3.0%	554	-1.3%

Life Insurance & Investment Management operating result	130	147	-11.6%	179	-27.4%

Corporate Line operating result	-43	-29		-42

Operating result	87	119	-26.9%	137	-36.5%

Non-operating items	-279	-318		168

Underlying result before tax	-192	-199		304	-163.2%

Key figures
Administrative expenses / operating income (Life Insurance & Investment Management)	49.0%	47.2%		45.4%
Life insurance new sales (APE)	632	548	15.3%	555	13.9%
Life general account invested assets (end of period, in EUR billion)	67	64	4.7%	65	3.1%
Investment margin / life general account invested assets (in bps)[2]	164	153		165
Investment Management Assets under Management (end of period, in EUR billion)	142	125	13.6%	137	3.6%
Underlying return on equity based on IFRS-EU equity[3]	-7.5%	-8.7%		12.7%

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013.
[2]	Four-quarter rolling average
[3]	Annualised underlying net result divided by average IFRS-EU equity

The ongoing businesses of ING U.S. posted a solid first quarter with strong net inflows and higher fees on assets under management (AuM) as equity markets appreciated. The investment margin was resilient as credited rates were reduced to offset the impact of the low yield environment. The total operating result for ING U.S. was EUR 87 million, down 27.5% from last year and 35.6% lower sequentially (both excluding currency effects), mainly due to higher interest expenses on funding as more long-term debt was issued in preparation for the ING U.S. initial public offering (IPO).

On an underlying basis, first-quarter results for ING U.S. were EUR -192 million before tax, reflecting losses on the US Closed Block VA equity hedges as equity markets rose 10% during the quarter. The hedge programme in the US Closed Block VA is focused on protecting regulatory and rating agency capital rather than mitigating IFRS earnings volatility.

The first-quarter net result for ING U.S. was EUR -195 million, including special items of EUR -6 million that reflect IPO preparation costs.

Insurance US

The ongoing business for Insurance US had a solid quarter with strong net flows, higher fees on AuM and a resilient investment margin. Insurance US posted a first-quarter operating result of EUR 152 million, up 0.7% (excluding currency effects) compared with the first quarter of 2012. Compared with the fourth quarter of 2012, the operating result declined 19.1%, due to a lower technical margin which was caused by higher loss ratios in Stop Loss and Group Life products.

The investment margin held up well as reductions in credited rates helped offset the impact of derisking measures taken in 2012. The investment margin declined 1.5% (excluding currency effects) to EUR 261 million due to lower earned rates and the run-off of assets related to the Institutional Spread business. The lower earned rates reflect the restructuring that was implemented in 2012 to reduce capital intensity, as well as the impact of the current low yield environment. However, this was largely offset by reductions in credited rates, as well as an increase in assets in the Retirement business and improved margins in the Annuities business. The investment margin improved 1.6% from the fourth quarter of 2012, excluding currency effects, primarily due to the reduction in credited rates.

Fees and premium-based revenues were flat versus the first quarter of 2012, excluding currency effects, at EUR 288 million. Higher fees in the Retirement and Annuities businesses, driven by strong net flows and higher equity markets, helped offset lower premium-based revenues in Individual Life following management actions to focus on less capital-intensive products. On a sequential basis, fees and premium-based revenues were down 1.4% due to lower premium-based revenue in the Individual Life business.

8	ING GROUP PRESS RELEASE 1Q2013

The technical margin was EUR 3 million reflecting EUR 13 million of non-recurring reserve releases in the Individual Life, Annuities and Retirement businesses. These releases partially offset lower results in Stop Loss products as well as adverse mortality results in Individual Life. The technical margin was EUR -8 million in the first quarter of 2012 and EUR 34 million in the fourth quarter, which was supported by favourable reserve development in the Group Reinsurance Closed Block.

Administrative expenses were EUR 224 million, an increase of 1.4% over the first quarter of 2012 and 3.2% higher than the fourth quarter of 2012, excluding currency effects, primarily due to the timing of certain stock compensation accruals.

DAC amortisation and trail commissions totalled EUR 177 million, up 1.1% year-on-year and down 1.1% from the fourth quarter of 2012, excluding currency effects.

The underlying result before tax for Insurance US totalled EUR 189 million. Gains/losses and impairments were EUR 3 million and included EUR 10 million in gains on sales of previously impaired securities. Revaluations totalled EUR 18 million, reflecting the lower level of alternative assets following the portfolio restructuring undertaken in 2012. Market and other impacts were EUR 16 million and included DAC unlocking due to favourable equity markets.

New sales (APE) were EUR 632 million, up 15.1% year-on-year and 15.7% higher than in the fourth quarter of 2012, both excluding currency effects. The increase from a year ago was driven by a 33.9% rise in Retirement sales, while the sequential increase was primarily attributable to higher sales in Employee Benefits. Typically, more than half of the sales of Employee Benefits for the year occur in the first quarter of the year. Individual Life sales were down due to ongoing management actions to focus on less capital-intensive products. Net flows in the Retirement business were EUR 1.1 billion.

Investment Management

Investment Management posted a first-quarter operating result of EUR 14 million, down from EUR 18 million a year earlier, due to a non-recurring expense accrual reduction in the first quarter of 2012. The operating result declined from EUR 16 million in the fourth quarter of 2012, reflecting annual performance-related fees received in that quarter.

Fees and premium-based revenues rose to EUR 99 million, up 3.1% year-on-year, but down 5.7% sequentially, both excluding currency effects. The increase on the first quarter of 2012 was driven by strong net inflows as well as higher AuM as equity markets appreciated. The quarter-on-quarter decline reflects annual performance-related fees, which are typically received in the fourth quarter.

Administrative expenses were EUR 84 million, up 9.1% (excluding currency effects) from the first quarter of 2012, when expenses benefited from a reduction in variable compensation accruals. Compared with the fourth quarter, expenses were 4.5% lower, excluding currency effects, due to lower variable compensation.

The underlying result before tax of Investment Management was EUR 10 million. This included EUR -4 million of revaluations on both Investment Management’s investment capital results and results for minority interests in partnerships managed by Investment Management.

US Closed Block VA

Underlying results from the US Closed Block VA continued to reflect market volatility as hedges are focused on protecting regulatory and rating agency capital rather than mitigating IFRS earnings volatility. The first-quarter underlying result before tax was EUR -349 million, reflecting the difference between hedge gains and losses versus the change in reserves, as equity markets rose in the quarter. The underlying result before tax was EUR -384 million one year ago and EUR 136 million in the previous quarter.

US Corporate Line

The US Corporate Line underlying result before tax was EUR -43 million compared with EUR -29 million one year ago and EUR -42 million in the fourth quarter of 2012. The year-on-year decline was caused by higher interest costs due to the replacement of shorter-term and internal debt with longer-term external debt.

ING GROUP PRESS RELEASE 1Q2013	9

BALANCE SHEET

Balance Sheet key figures

	ING Group		ING Bank N.V.		Insurance EurAsia		Insurance ING U.S.		Insurance other / Holdings / Eliminations
End of period, in EUR million	31 Mar. 13	31 Dec. 12[1]	31 Mar. 13	31 Dec. 12[1]	31 Mar. 13	31 Dec. 12[1]	31 Mar. 13	31 Dec. 12[1]	31 Mar. 13	31 Dec. 12[1]
Financial assets at fair value through P&L	257,076	232,371	147,012	126,163	29,175	30,855	81,192	75,648	-304	-295
Investments	196,506	200,129	77,434	80,824	58,172	58,637	60,900	60,663		5
Loans and advances to customers	566,464	563,404	544,894	541,546	17,208	18,744	8,699	8,236	-4,336	-5,122
Other assets	104,663	101,815	81,812	79,118	12,747	10,800	14,378	14,293	-4,275	-2,396

Total assets excl. assets held for sale	1,124,709	1,097,719	851,152	827,651	117,302	119,036	165,169	158,840	-8,915	-7,808

Assets held for sale	56,012	68,472		6,781	55,019	61,549			993	142

Total assets	1,180,720	1,166,191	851,152	834,432	172,321	180,585	165,169	158,840	-7,922	-7,666

Shareholders’ equity	54,438	51,777	36,548	34,964	18,253	18,759	10,091	10,165	-10,454	-12,111
Minority interests	1,133	1,081	873	843	70	68	170	149	20	21
Non-voting equity securities	2,250	2,250							2,250	2,250

Total equity	57,821	55,108	37,421	35,806	18,323	18,827	10,262	10,315	-8,185	-9,840

Debt securities in issue	146,535	143,436	137,082	134,689			1,949	1,138	7,504	7,609
Insurance and investment contracts	236,028	229,950			92,472	93,536	143,524	136,382	32	32
Customer deposits/other funds on deposit	470,645	455,003	477,987	460,362					-7,341	-5,359
Financial liabilities at fair value through P&L	127,845	115,803	124,942	112,971	625	579	2,684	2,717	-405	-464
Other liabilities	91,370	96,992	73,720	76,360	11,214	11,990	6,750	8,288	-316	354

Total liabilities excl. liabilities held for sale	1,072,423	1,041,184	813,731	784,382	104,311	106,105	154,907	148,525	-526	2,172

Liabilities held for sale	50,476	69,899		14,244	49,688	55,655			788

Total liabilities	1,122,899	1,111,083	813,731	798,626	153,999	161,759	154,907	148,525	262	2,173

Total equity and liabilities	1,180,720	1,166,191	851,152	834,432	172,321	180,585	165,169	158,840	-7,922	-7,666

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013.

ING Group

ING Group’s balance sheet increased by EUR 9 billion to EUR 1,181 billion in the first quarter of 2013, excluding EUR 5 billion of positive currency effects. The increase reflects a higher level of client activity at Financial Markets compared with a seasonally lower level during the fourth quarter of 2012.

Shareholders’ equity rose by EUR 2.7 billion to EUR 54.4 billion. This was mainly due to the EUR 1.8 billion quarterly net profit and EUR 1.1 billion of actuarial gains reflecting a 40-basis-point increase in the discount rates used to value pension assets and liabilities in the first quarter. Shareholders’ equity per share increased from EUR 13.62 at the end of December 2012 to EUR 14.28 on 31 March 2013.

The comparative figures at 31 December 2012 have been restated to reflect the new pension accounting requirements under IFRS (the revised IAS 19, which took effect on 1 January 2013). The change in accounting reduced year-end 2012 shareholders’ equity by EUR 2,580 million, reflecting the immediate recognition in shareholders’ equity of accumulated actuarial gains/losses, which were previously deferred through the so-called corridor approach. Further details about this are included in the 31 March 2013 ING Group Interim Accounts, available on www.ing.com.

ING Bank

ING Bank’s balance sheet increased by EUR 17 billion in the first quarter to EUR 851 billion, reflecting a higher level of client activity at Financial Markets following a seasonally lower year-end 2012. Customer deposits increased strongly during the quarter, which supported moderate lending growth and the ongoing optimisation of the funding profile. The loan-to-deposit ratio improved to 1.10, in line with the targeted level under the Bank Ambition 2015. The asset leverage ratio improved further to 23.3.

Insurance EurAsia

Total assets of ING Insurance EurAsia N.V. declined by EUR 8.3 billion in the first quarter, or EUR 6.4 billion excluding currency effects, to EUR 172.3 billion. Shareholders’ equity decreased by EUR 0.5 billion to EUR 18.3 billion, mainly due to a capital upstream to ING Verzekeringen N.V. of EUR 1.6 billion, which was offset by the quarterly net result of EUR 1.1 billion.

Insurance ING U.S.

Total assets for ING U.S. increased by EUR 6.3 billion in the first quarter, or EUR 1.8 billion excluding currency effects, to EUR 165.2 billion. Shareholders’ equity declined by EUR 0.1 billion to EUR 10.1 billion, mainly due to the quarterly net loss of EUR 0.2 billion.

10	ING GROUP PRESS RELEASE 1Q2013

CAPITAL MANAGEMENT

Capital ratios ING Group

In EUR million, unless stated otherwise	31 Mar. 13	31 Dec. 12
Shareholders’ equity	54,438	51,777
Core Tier 1 securities	2,250	2,250
Group hybrid capital	9,405	9,223
Group leverage (core debt)	7,120	7,100

Total capitalisation (Bank and Insurance)	73,213	70,349

Required regulatory adjustments	-7,368	-7,256
Group leverage (core debt)	-7,120	-7,100

Adjusted equity	58,725	55,993

Debt/equity ratio	10.8%	11.3%
Total required capital	37,790	38,290
FiCo ratio	172%	163%

Capital ratios ING Bank

In EUR million, unless stated otherwise	31 Mar. 13	31 Dec. 12
Shareholders’ equity	36,548	34,964
Required regalutory adjustments	-2,200	-1,764

Core Tier 1	34,348	33,200

Hybrid Tier 1	6,905	6,774

Total Tier 1 capital	41,252	39,975

Other capital	6,934	7,142

BIS Capital	48,187	47,116

Risk-weighted assets	278,225	278,656
Required capital Basel II1	22,258	22,292
Required capital based on Basel I floor[1]	28,450	28,774

Basel II core Tier 1 ratio	12.3%	11.9%
Basel II Tier 1 ratio	14.8%	14.3%
Basel II BIS ratio[2]	17.3%	16.9%

[1]	Required capital is the highest of the two
[2]	Pre-floor

Capital ratios Insurance EurAsia

In EUR million, unless stated otherwise	31 Mar. 13	31 Dec. 12
Shareholders’ equity	18,253	18,759
Hybrids issued by ING Insurance	3,500	3,500
Required regulatory adjustments	-6,212	-6,961

Total capital base	15,541	15,299

EU required capital	5,326	5,633
IGD Solvency I ratio	292%	272%

Note: Actual required regulatory adjustments for IGD capital and EU required capital may vary from these estimates as statutory results are not final until filed with the regulators.

ING Group’s capital ratios continued to improve, supported by strong capital generation at the Bank, and divestments at Insurance. The Bank’s core Tier-1 ratio increased to 12.3% while total financial debt in ING Verzekeringen was reduced following divestments in Asia.

ING Group

The Group debt/equity ratio improved to 10.8% from 11.3% mainly as a result of a EUR 2.7 billion increase in shareholders’ equity, while the amount of core debt remained stable.

ING Group intends to use the proceeds from the secondary offering of the ING U.S. IPO to reduce core debt. In addition, ING Bank plans to pay a dividend of EUR 1.5 billion to ING Group in the second quarter of 2013 to further reduce core debt. In total it is expected that the core debt of ING Group will reduce by EUR 2 billion to EUR 5 billion in the second quarter.

ING Bank

ING Bank’s core Tier 1 ratio strengthened from 11.9% to 12.3% due to the quarterly net profit. The adoption of CRD IV in the EU has been delayed; however, ING Bank is already meeting most CRD IV requirements. The pro-forma core Tier 1 ratio on a fully-loaded Basel III basis was 10.9%, or 10.4% including the planned dividend upstream to ING Group in the second quarter, exceeding the Bank’s target of at least 10%. The impact is calculated on an immediate implementation without future management actions.

Capital markets and money markets continued to improve in the first quarter, and ING Bank demonstrated access to all markets at competitive levels. ING Bank issued EUR 11.7 billion of long-term debt, of which EUR 9.8 billion of debt with a tenor of more than two years. Funds entrusted continued to develop favourably with a net inflow of EUR 16.5 billion in the first quarter.

Insurance EurAsia

The Insurance Group Directive ratio (IGD) for Insurance EurAsia increased to 292% from 272% following the sale of the insurance businesses in Hong Kong, Macau and Thailand, which improved shareholders’ equity and reduced the EU required capital. An improvement in the solvency position at Nationale-Nederlanden Life, which was driven by market developments, also contributed to the increase of the IGD ratio. This was offset by a EUR 1.6 billion capital upstream to ING Verzekeringen N.V. from the divestment sales proceeds.

Insurance ING U.S.

ING U.S. targets capitalisation of its regulated operating companies based on local statutory rules at a level of 425% of Risk Based Capital (RBC). ING U.S. also targets a CTE(95) amount related to its Closed Block VA business, which is primarily reinsured to an affiliated offshore reinsurer (SLDI) and which is not part of the RBC calculation. At 31 March 2013 both capitalisation targets were estimated to be met.

New IFRS revised pension accounting requirements (IAS 19)

As of 2013, ING applies the revised IAS 19. This requires immediate recognition in equity of changes in the pension obligation and in the fair value of plan assets due to actuarial gains and losses. The impact on ING Group’s capital as of 1 January is EUR -2.6 billion, of which EUR -1.7 billion is at the Bank and EUR -0.9 billion at Insurance. The comparative equity values from previous periods have been restated accordingly.

The Dutch Central Bank (DNB) has allowed Dutch banks to apply a regulatory adjustment to eliminate the impact of the revised IAS 19 from available capital. The unrecognised actuarial gains and losses (deducted from IFRS equity as per 1 January 2013) will therefore stay included in the core Tier 1 equity as of 1 January and be phased out under Basel III. This adjustment is also taken into account in the calculation of the debt/equity and FiCo ratios of ING Group, implying that these two ratios are adjusted for the impact of the revised IAS 19 for Bank only.

ING GROUP PRESS RELEASE 1Q2013	11

BUSINESS AND SUSTAINABILITY HIGHLIGHTS

ING takes continuous actions to demonstrate that it considers the interests of its stakeholders seriously not just now, but also in the long term. In the first months of 2013, advances on this commitment were made in several ways. Mobile and online offerings were expanded to reflect customers’ preferences and ING Bank worked to remedy technical disruptions experienced in the Netherlands in April. The 2012 ‘ING in Society’ report was published, together with the ING Group Annual Report, at the end of March.

Operational excellence in a mobile world

ING continues to optimise its online offerings as more and more of our banking customers use the convenience of the internet or a mobile device to conduct their banking transactions. ING’s mobile banking solutions, which are currently offered in 14 countries, enable customers to perform a wide range of transactions, from checking the balance on their current or savings account and transferring money, to monitoring credit card transactions and viewing information about their mortgage. Approximately 3.0 million customers are actively using ING’s mobile banking solutions (mobile apps and mobile websites), representing almost 10% of mobile banking penetration in ING’s total banking customer base of over 30 million worldwide.

ING’s insurance customers also desire more online products and services. This trend is visible in almost all countries. For example, in a survey we conducted last year in Slovakia, 75% of ING’s customers who had purchased a voluntary pension product said they wanted to have online access to information about their ING pension. In response to this feedback, ING started to offer other pension products online in 2013.

The shift to mobile devices and the internet has improved the customer experience, and ING is determined to invest further in this area. At the same time, it has created new challenges for banks when it comes to protecting core systems and customer data, and ensuring the flawless execution of transactions. In early April 2013, ING Bank in the Netherlands experienced problems with processing payments, causing customers’ online balance information to appear incorrectly. Although actual account balances were not affected, customers were understandably concerned. ING took action to restore service and is currently conducting an evaluation of the incident to enhance customer service and to prevent reoccurrence. Also in April, banks worldwide, including ING, became the target of distributed denial-of-service attacks (DDoS). During such an attack, a website is bombarded with an excessive amount of traffic. Though a DDoS attack is blocked by a firewall, the firewall can become so busy as it tries to stop the unwanted traffic that customers can experience difficulties in accessing ING’s system. While the DDoS attacks on ING did cause inconvenience to customers, they never compromised ING’s banking systems and customer databases.

ING continues to closely monitor traffic to its website and mobile applications to ensure that the company is well prepared for potential incidents in the future. Actions have also been taken to avoid or minimise disruption for customers. ING is working closely with other banks and the appropriate authorities to take coordinated actions against cyberattacks, if and when necessary.

‘ING in Society 2012’ report

The ING Group Sustainability Report 2012, entitled ‘ING in Society’, was published in March 2013. The report provides an update of our social and environmental strategy and performance in 2012. It also contains data on different aspects of ING’s businesses and operations from a sustainability perspective. Key highlights from 2012 include:

•	Expansion of the scope and application of ING’s Environmental and Social Risk (ESR) Framework

•	Signing of the UN Principles for Sustainable Insurance (PSI)

•	Increase in Sustainable Assets Allocated to EUR 5.7 billion at year-end 2012, a near doubling compared to 2011

•	Introduction of ING Procurement Sustainability Standards for suppliers, based on the UN Global Compact principles, which will be implemented throughout the company

•	Completion of a materiality assessment of stakeholder expectations of ING’s role in society and their concerns

•	Continuation for another three years of ING’s partnership with UNICEF, which in 2012 provided 92,469 more children with access to quality education.

Materiality assessment

ING conducted a materiality assessment as part of the ‘ING in Society 2012’ report. This analysis took a careful look at the issues that are of concern to stakeholders and that could potentially affect ING’s ability to execute its strategy. The assessment consists of a comprehensive evaluation of issues that matter to ING’s stakeholders and their point of view and expectations of ING’s role in society. The expectations identified were classified into nine focus areas and assessed for their potential impact on ING’s cost, revenue and reputation. The resulting materiality overview was published in the ‘ING in Society 2012’ report.

ESR Framework review

ING has applied its Environmental and Social Risk (ESR) policies to its business activities since 2003. ING’s ESR Framework is applied at both the client and transaction levels at ING Bank. For Insurance/IM the framework includes two policies that specifically address responsible investing: the ING Voting Policy and the ING Defence Policy. This ensures informed decision-making that is compliant with ING’s Business Principles.

In 2012, ING undertook an extensive review of its ESR Framework. The goal was to ensure that the Framework reflects emerging best practices and ongoing learnings, while embedding it more deeply within the organisation. Following this review, the ESR assessment was integrated into mainstream decision-making processes, such as client on-boarding. These actions aim to create a consistent, systematic approach when applying the ESR Policies and to facilitate an enhanced audit trail. In the first quarter of 2013, ING took another step towards greater transparency by publishing its ESR Framework online.

12	ING GROUP PRESS RELEASE 1Q2013

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT

ING Group: Consolidated profit and loss account

	Total Group[1]		Total Banking		Insurance EurAsia		Insurance ING U.S.		Insurance CL Holding
in EUR million	1Q2013	1Q2012[2]	1Q2013	1Q2012[2]	1Q2013	1Q2012[2]	1Q2013	1Q2012[2]	1Q2013	1Q2012
Gross premium income	5,785	6,123			2,848	3,172	2,938	2,952	-1	-2
Interest result Banking operations	2,892	2,960	2,916	2,969
Commission income	920	886	554	553	149	147	217	200		-14
Total investment & other income	976	262	394	195	640	514	-160	-455	110	36

Total underlying income	10,572	10,232	3,863	3,718	3,637	3,833	2,995	2,697	109	20

Underwriting expenditure	5,829	5,845			3,047	3,357	2,784	2,504	-1	-16
Staff expenses	1,739	1,680	1,239	1,228	286	245	216	204	-2	3
Other expenses	1,166	1,179	855	830	149	173	151	166	11	9
Intangibles amortisation and impairments	39	69	39	69

Operating expenses	2,944	2,929	2,133	2,128	434	418	367	371	9	12
Interest expenses Insurance operations	69	78			69	99	35	19	-3	-4
Addition to loan loss provision	561	439	561	439
Other	4	4			2	2	2	2

Total underlying expenditure	9,407	9,295	2,694	2,567	3,552	3,876	3,187	2,896	5	-7

Underlying result before tax	1,167	936	1,169	1,151	85	-43	-192	-199	104	27

Taxation	342	314	331	356	19	-40	2	-5	-10	4
Minority interests	24	43	30	27	2	18	-6		-2	-2

Underlying net result	800	579	809	768	64	-21	-189	-194	116	26

Net gains/losses on divestments	940	489	-6	489	945
Net result from divested units	-38	12	-37	12	-1
Net result from discontinued operations[3]	155	163			155	163
Special items after tax	-53	-515	-23	-404	-21	-69	-6	-11	-3	-30

Net result	1,804	728	744	865	1,142	73	-195	-205	114	-5

[1]	Including intercompany eliminations.
[2]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013.
[3]	The results of Insurance/IM Asia have been transferred to “net result from discontinued operations”.

ING GROUP PRESS RELEASE 1Q2013	13

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET

ING Group: Consolidated balance sheet

	ING Group		ING Bank N.V.		Insurance EurAsia		Insurance ING U.S.		Insurance Other / Holdings / Eliminations
in EUR million	31 Mar. 13	31 Dec. 12[1]	31 Mar. 13	31 Dec. 12[1]	31 Mar. 13	31 Dec. 12[1]	31 Mar. 13	31 Dec. 12[1]	31 Mar. 13	31 Dec. 12
Assets
Cash and balances with central banks	12,816	17,657	10,554	15,447	5,494	3,558	1,764	1,788	-4,996	-3,136
Amounts due from banks	47,262	39,053	47,262	39,053
Financial assets at fair value through P&L	257,076	232,371	147,012	126,163	29,175	30,855	81,192	75,648	-304	-295
Investments	196,506	200,129	77,434	80,824	58,172	58,637	60,900	60,663		5
Loans and advances to customers	566,464	563,404	544,894	541,546	17,208	18,744	8,699	8,236	-4,336	-5,122
Reinsurance contracts	5,266	5,290			283	254	4,983	5,037
Investments in associates	2,284	2,203	901	841	881	899	73	87	429	376
Real estate investments	1,224	1,288	153	207	793	799	6	6	272	276
Property and equipment	2,689	2,674	2,360	2,336	189	195	141	141	-1	2
Intangible assets	2,691	2,639	1,777	1,778	420	433	652	585	-158	-157
Deferred acquisition costs	4,810	4,549			745	733	4,065	3,816
Other assets	25,620	26,462	18,805	19,457	3,942	3,928	2,695	2,832	178	246

Total assets excl. assets held for sale	1,124,709	1,097,719	851,152	827,651	117,302	119,036	165,169	158,840	-8,915	-7,808

Assets held for sale	56,012	68,472		6,781	55,019	61,549			993	142

Total assets	1,180,720	1,166,191	851,152	834,432	172,321	180,585	165,169	158,840	-7,922	-7,666

Equity
Shareholders’ equity	54,438	51,777	36,548	34,964	18,253	18,759	10,091	10,165	-10,454	-12,111
Minority interests	1,133	1,081	873	843	70	68	170	149	20	21
Non-voting equity securities	2,250	2,250							2,250	2,250

Total equity	57,821	55,108	37,421	35,806	18,323	18,827	10,262	10,315	-8,185	-9,840

Liabilities
Subordinated loans	8,883	8,786	15,840	16,407	3,500	3,500			-10,457	-11,121
Debt securities in issue	146,535	143,436	137,082	134,689			1,949	1,138	7,504	7,609
Other borrowed funds	13,815	16,723			3,240	3,715	1,063	2,149	9,512	10,859
Insurance and investment contracts	236,028	229,950			92,472	93,536	143,524	136,382	32	32
Amounts due to banks	37,425	38,704	37,425	38,704
Customer deposits and other funds on deposits	470,645	455,003	477,987	460,362					-7,341	-5,359
Financial liabilities at fair value through P&L	127,845	115,803	124,942	112,971	625	579	2,684	2,717	-405	-464
Other liabilities	31,247	32,779	20,454	21,249	4,475	4,775	5,689	6,140	629	615

Total liabilities excl. liabilities held for sale	1,072,423	1,041,184	813,731	784,382	104,311	106,105	154,907	148,525	-526	2,172

Liabilities held for sale	50,476	69,899		14,244	49,688	55,655			788

Total liabilities	1,122,899	1,111,083	813,731	798,626	153,999	161,759	154,907	148,525	262	2,173

Total equity and liabilities	1,180,720	1,166,191	851,152	834,432	172,321	180,585	165,169	158,840	-7,922	-7,666

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013.

ING GROUP PRESS RELEASE 1Q2013	14

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail International
	Total Retail Banking		Netherlands		Belgium		Germany		Rest of World
in EUR million	1Q2013	1Q2012[1]	1Q2013	1Q2012[1]	1Q2013	1Q2012[1]	1Q2013	1Q2012	1Q2013	1Q2012[1]
Profit & loss
Interest result	2,028	1,978	845	864	436	405	287	293	460	416
Commission income	318	328	112	123	95	92	27	26	84	87
Investment income	49	-3	0	-2	10	0	0	-6	39	4
Other income	80	74	13	16	51	49	-17	-2	33	12

Total underlying income	2,475	2,378	970	1,001	592	547	297	311	615	519

Staff and other expenses	1,518	1,479	569	562	351	360	176	165	422	392
Intangibles amortisation and impairments	6	3	6	3	0	0	0	0	0	0

Operating expenses	1,525	1,483	575	565	351	360	176	165	422	392

Gross result	950	895	395	435	241	187	121	146	193	127

Addition to loan loss provision	343	272	215	131	39	44	21	15	68	83

Underlying result before tax	607	623	180	305	202	143	100	131	125	44

Client balances (in EUR billion)[2]
Residential Mortgages	287.0	278.8	143.7	141.9	30.2	29.3	60.0	57.3	53.1	50.3
Other Lending	97.0	94.0	38.3	41.5	35.2	32.1	4.0	3.5	19.6	17.0
Funds Entrusted	391.9	367.3	116.7	111.2	78.7	73.5	101.2	90.0	95.3	92.6
AUM/Mutual Funds	57.1	54.6	16.9	15.9	26.4	25.5	6.6	6.1	7.2	7.2

Profitability and effciency[2]
Cost/income ratio	61.6%	62.4%	59.3%	56.5%	59.3%	65.8%	59.2%	53.1%	68.6%	75.6%
Return on equity based on 10.0% core Tier 1[3]	12.8%	12.4%	10.3%	18.4%	27.5%	19.2%	12.1%	17.1%	9.7%	1.7%

Risk[2]
Risk costs in bp of average RWA	97	78	164	106	79	87	38	28	58	67
Risk-weighted assets (end of period)	140,214	141,367	53,759	49,108	19,656	20,471	21,549	21,595	45,251	50,193

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013.
[2]	Key figures based on underlying figures
[3]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 1Q2013	15

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Commercial Banking: Consolidated profit and loss account

	Total Commercial Banking		Industry Lending		General Lending & Transaction Services		Financial Markets		Bank Treasury, Real Estate & Other
in EUR million	1Q2013	1Q2012[1]	1Q2013	1Q2012[1]	1Q2013	1Q2012[1]	1Q2013	1Q2012[1]	1Q2013	1Q2012[1]
Profit & loss
Interest result	798	905	396	375	245	261	190	205	-32	64
Commission income	236	222	119	112	87	86	31	20	-2	5
Investment income	77	122	6	6	2	-1	2	-2	67	119
Other income excl. CVA/DVA	225	351	-28	-16	9	5	189	249	54	112

Underlying income excl. CVA/DVA	1,336	1,601	493	477	343	351	412	472	87	301
Other income - DVA on structured notes	-24	-337					-24	-337
Other income - CVA/DVA on derivatives	98	139					98	139

Total underlying income	1,411	1,403	493	477	343	351	487	274	87	301

Staff and other expenses	578	550	109	106	179	172	229	211	61	60
Intangibles amortisation and impairments	26	59	0	0	0	0	0	0	25	59

Operating expenses	604	608	109	106	179	172	229	211	87	118

Gross result	807	795	384	371	164	178	258	63	0	182

Addition to loan loss provision	218	167	178	91	5	32	0	5	34	38

Underlying result before tax	589	628	206	280	159	146	258	58	-34	144

Client balances (in EUR billion)[2]
Residential Mortgages
Other Lending	126.8	135.6	77.9	77.2	37.2	44.2	1.4	1.9	10.4	12.3
Funds Entrusted	73.5	60.5	1.1	1.5	37.9	35.5	3.3	3.0	31.2	20.5
AUM/Mutual Funds	0.2	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.4

Profitability and efficiency[2]
Cost/income ratio	42.8%	43.4%	22.1%	22.2%	52.3%	49.2%	47.0%	77.0%	99.5%	39.4%
Return on equity based on 10.0% core Tier 1[3]	13.8%	12.5%	13.4%	18.9%	13.0%	10.7%	27.1%	5.4%	-12.9%	15.5%

Risk[1]
Risk costs in bp of average RWA	69	47	153	81	6	30	0	6	109	97
Risk-weighted assets (end of period)	129,824	135,352	49,460	44,037	38,410	42,813	28,408	33,441	13,546	15,062

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013.
[2]	Key figures based on underlying figures
[3]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 1Q2013	16

APPENDIX 5 INSURANCE EURASIA: MARGIN ANALYSIS AND KEY FIGURES

Insurance EurAsia: Margin analysis and key figures

	Total EurAsia			Benelux		Central & Rest of Europe		Investment Management		Corporate Line EurAsia
In EUR million	1Q2013	1Q2012[1]		1Q2013	1Q2012[1]	1Q2013	1Q2012	1Q2013	1Q2012[1]	1Q2013	1Q2012
Insurance - Margin analysis
Investment margin	127	155		114	144	12	11	1	0
Fees and premium-based revenues	379	388		169	174	101	110	109	104
Technical margin	86	81		47	36	39	46	—	—
Income non-modelled life business	5	4		0	-0	5	5	-0	0

Life Insurance & Investment Management operating income	596	628		330	354	157	171	110	104

Administrative expenses	295	305		148	145	69	82	79	77
DAC amortisation and trail commissions	102	113		47	58	55	56	0	0

Life Insurance & Investment Management expenses	397	418		194	203	124	138	79	77

Life Insurance & Investment Management operating result	199	210		135	151	33	33	31	27

Non-life operating result	-3	13		-4	12	1	1	—	—
Corporate Line operating result	-117	-95								-117	-95

Operating result	79	129		132	162	34	34	31	27	-117	-95

Gains/losses and impairments	50	59		41	70	0	-16	0	0	9	4
Revaluations	-10	-213		-10	-207	—	1	—	—	0	-7
Market & other impacts	-34	-18		-34	-18	—	—	—	—	-0	0

Underlying result before tax	85	-43		128	8	34	19	31	27	-108	-97

Life Insurance - New business figures
Single premiums	396	648		262	444	134	204	—	—	—	—
Annual premiums	194	169		90	83	104	86	—	—	—	—
New sales (APE)	234	233		116	127	118	106	—	—	—	—

Life Insurance & Investment Management - Key figures
Adm. expenses / operating income	49.5%	48.6%		44.8%	41.0%	43.9%	48.0%	71.8%	74.0%
Life general account invested assets (end of period, in EUR billion)	68	67		62	60	6	7	—	—
Investment margin / Life general account invested assets (in bps)[2]	94	115		95	117	86	95	—	—
Provision for life insurance & investm. contracts for risk policyholder (end of period, in EUR billion)	25.7	48.9	[3]	21.9	22.7	3.8	3.7	—	—
Net production client balances (in EUR billion)	2.1	-1.2		-0.3	0.3	0.1	0.0	2.3	-1.5
Client balances (end of period, in EUR billion)	188.6	171.0		71.3	70.8	29.6	27.2	87.6	72.9

Other key figures
Gross premium income	2,848	3,172		2,406	2,635	432	535	—	—	10	2
Administrative expenses (total)	434	417		245	227	70	84	79	77	40	30

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013.
[2]	Four-quarter rolling average
[3]	1Q2012 includes EUR 22.5 billion for Asia

ING GROUP PRESS RELEASE 1Q2013	17

APPENDIX 6 INSURANCE ING U.S.: MARGIN ANALYSIS AND KEY FIGURES

Insurance ING U.S.: Margin analysis and key figures

	Insurance ING U.S.		Insurance US		Investment Management		US Closed Block VA		Corporate Line US
In EUR million	1Q2013	1Q2012[1]	1Q2013	1Q2012[1]	1Q2013	1Q2012	1Q2013	1Q2012	1Q2013	1Q2012
Insurance - Margin analysis
Investment margin	264	269	261	264	-0	-0	3	6
Fees and premium-based revenues	410	408	288	287	99	95	24	25
Technical margin	3	1	3	-8	—	—	0	9
Income non-modelled life business	0	-0	0	0	-0	0	0	-0

Life Insurance & Investment Management operating income	677	678	552	543	98	95	27	40

Administrative expenses	332	320	224	220	84	76	24	24
DAC amortisation and trail commissions	215	211	177	173	1	1	38	36

Life Insurance & Investment Management expenses	547	531	400	394	84	77	63	60

Life Insurance & Investment Management operating result	130	147	152	150	14	18	-36	-20
Corporate Line operating result	-43	-29							-43	-29

Operating result	87	119	152	150	14	18	-36	-20	-43	-29

Gains/losses and impairments	11	34	3	18	0	0	8	16	0	-0
Revaluations	16	38	18	35	-4	4	1	-1	0	-0
Market & other impacts	-306	-390	16	-11	—	—	-322	-379	0	—

Underlying result before tax	-192	-199	189	192	10	22	-349	-384	-43	-29

Life Insurance - New business figures
Single premiums	2,848	1,880	2,848	1,880	—	—	—	—	—	—
Annual premiums	347	360	347	360	—	—	—	—	—	—
New sales (APE)	632	548	632	548	—	—	—	—	—	—

Life Insurance & Investment Management - Key figures
Adm. expenses / operating income	49.0%	47.2%	40.6%	40.5%	85.7%	80.0%	88.9%	60.0%
Life general account invested assets (end of period, in EUR billion)	67	64	63	59	—	—	4	4	—	—
Investment margin / Life general account invested assets (in bps)[2]	164	153	176	161	—	—	9	58	—	—
Provision for life insurance & investm. contracts for risk policyholder (end of period, in EUR billion)	77.4	72.7	43.7	39.7	—	—	33.8	33.0
Net production client balances (in EUR billion)	2.6	-1.3	0.9	-0.6	2.4	0.0	-0.7	-0.7
Client balances (end of period, in EUR billion)	193.7	172.6	109.1	98.9	49.8	39.9	34.7	33.8

Other key figures
Gross premium income	2,938	2,952	2,842	2,848	—	—	96	104	0	-0
Administrative expenses (total)	332	320	224	220	84	76	24	24	—	—

[1]	The comparative figures of this period have been restated to reflect the new pension accounting requirements under IFRS which took effect on 1 January 2013.
[2]	Four-quarter rolling average

ING GROUP PRESS RELEASE 1Q2013	18

ENQUIRIES

Investor enquiries

T: +31 20 576 6396

E: investor.relations@ing.com

Press enquiries

T: +31 20 576 5000

E: media.relations@ing.com

Additional information is available in the following documents on www.ing.com:

•	ING Group Quarterly Report

•	ING Group Statistical Supplement

•	ING Group Historical Trend Data

•	ING Group Analyst Presentation

•	Condensed consolidated interim financial information for the period ended 31 March 2013

Investor conference call and webcast

Jan Hommen, Patrick Flynn and Wilfred Nagel will discuss the results in an analyst and investor conference call on 8 May 2013 at 9:00 a.m. CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 207 190 1537 (UK) or +1 480 629 9031 (US) and via live audio webcast at www.ing.com.

Press conference call and webcast

Jan Hommen, Patrick Flynn and Wilfred Nagel will also discuss the results in a press conference call on 8 May 2013 at 11:00 a.m. CET. Journalists can participate in the call via the Q&A mode by dialing +31 20 531 5846 (NL) or +44 203 365 3210 (UK).

DISCLAIMER

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, the same accounting principles are applied as in the 1Q2013 ING Group Interim Accounts.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

19	ING GROUP PRESS RELEASE 1Q2013